

September 19, 2025

Nikesh Arora
Chief Executive Officer
Palo Alto Networks Incorporated
3000 Tannery Way
Santa Clara, California 95054

> **Re: Palo Alto Networks Incorporated**
> **Registration Statement on Form S-4**
> **Filed September 12, 2025**
> **File No. 333-290235**

Dear Nikesh Arora:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Marion Graham at 202-551-6521 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jacob Kling